Exhibit 99.1

FOR IMMEDIATE RELEASE	EARNINGS RELEASE

Top Image Systems Reports Record Fourth Quarter and Full
Year 2006 Results

Company Crosses $20 million Revenue Mark Surpassing $1 million in Non GAAP Net
Profit

Tel Aviv, Israel – February 14, 2007 – Top Image Systems, Ltd. (NASDAQ: TISA, TASE: TISA) (“TIS”), the leading innovator of data capture solutions, today announced its financial results for the fourth quarter and full year 2006.

Fourth Quarter and Full Year 2006 Highlights
—	Record quarterly revenue with growth of 17% over last year
—	Annual revenues up 20% crossing $20 million mark
—	Seventh sequential profitable quarter, and record annual Non GAAP net income of $1 million
—	Over 100 new deals signed during the year with 70 new customers
—	Strong geographic expansion in APAC, USA, Japan, Germany and the UK

Fourth Quarter Results
Revenues for the fourth quarter of 2006 increased 17% reaching $5.5 million, compared to $4.7 million in the fourth quarter of 2005, and up 5% from $5.3 million as recorded in the prior quarter. 37% of fourth quarter revenues were generated from services and 63% from products.

Non GAAP net income for the fourth quarter increased 45% totaling $284 thousand, compared to $196 thousand in the fourth quarter of 2005. Non GAAP basic net earnings per share in the fourth quarter totaled $0.032 compared with $0.022 in the fourth quarter of 2005. Non GAAP fully diluted net earnings per share in the fourth quarter totaled $0.031 compared with $0.022 in the fourth quarter of 2005. Non GAAP net income excludes stock option compensation expenses of $124 thousand and $44 thousand in the fourth quarter of 2006 and fourth quarter of 2005, respectively. A reconciliation between net income on a GAAP basis and Non GAAP net income is included after the Non GAAP Statement of Operations attached to this press release.

GAAP net income for the fourth quarter increased 5% totaling $160 thousand, compared to $152 thousand in the fourth quarter of 2005. Basic net earnings per share in the fourth quarter of 2006 totaled $0.018 compared with $0.017 in the fourth quarter of 2005. Fully diluted net earnings per share in the fourth quarter of 2006 and in the fourth quarter of 2005 totaled $0.017.

Full Year 2006 Results
Revenues for the year ended December 31, 2006 increased 20% reaching $20.2 million, from $16.8 million in 2005. Operating profit for the year totaled $521 thousand compared with an operating loss of $285 thousand in 2005.

Non GAAP net income for the year totaled $1,044 thousand, compared with a net loss of $417 thousand for 2005. Basic net earnings (loss) per share in 2006 totaled $0.118 compared with a net loss per share of $0.047 in 2005. Fully diluted net earnings per share in 2006 totaled $0.116 compared with a net loss per share of $0.047 in 2005 Non GAAP net income excludes stock option compensation expenses of $243 thousand and $44 thousand in years 2006 and 2005, respectively. A reconciliation between net income on a GAAP basis and Non GAAP net income is included after the Non GAAP Statement of Operations attached to this press release.

GAAP net income for the year totaled $801 thousand, compared with a net loss of $461 thousand for 2005. Basic net earnings per share in 2006 totaled $0.091 compared with a net loss per share of $0.053 in 2005. Fully diluted net earnings per share in 2006 totaled $0.089 compared with a net loss per share of $0.052 in 2005.

“We are delighted to close a strong year of growth, presenting record annual revenues and crossing the $20 million mark in revenues and the $1 million mark in net income on a Non GAAP basis,” commented Dr. Ido Schechter, Chief Executive Officer of Top Image Systems. “2006 was indeed an exceptional year for TIS. Our increased revenues, which followed strong contract wins, new customers and our greatly increased geographic footprint, contributed to our net profit and enhanced company value.”

Dr. Schechter continued: “Over the last three years, TIS has grown and transformed from a product developer into a total global solutions provider, while laying the solid infrastructure that will allow us to continue to grow, enhance and develop the company in years to come. At the 2006 International Conference held in Berlin towards the end of last year we received strong support and recognition from our customers and partners as to the metamorphosis the company has undergone. This conference further confirmed that TIS has become a strong leading company with a solid customer base and highly advanced technology.”

“2006 was very much a year in which we laid the foundations for the future. In 2007, we are planning to bring the business to the next stage. We are actively pursuing complimentary and synergistic growth drivers for our business, which will increase the size and scale of our business, while bringing us increased activity in both the European and the Far Eastern market place. TIS now has a solid balance sheet and, most importantly, a dedicated group of employees focused and eager to contribute, develop and take the company to the next level,” concluded Dr. Ido Schechter.

Guidance
The Company also issued preliminary guidance for 2007. Guidance is current as of today only and TIS undertakes no obligation to update its estimates. The Company expects to generate organic revenue growth of approximately 15% over the course of the year. At the same time, the Company is pursuing M&A opportunities which, if they materialize, will bring its revenues to the $30 million mark in 2007.

About Non-GAAP Financial Measures

In its earnings releases, conference calls, slide presentations or webcasts, the Company may use or discuss Non GAAP net income, which is a non-GAAP financial measure as defined by SEC Regulation G. Management regularly reviews Non GAAP net income as an analytical indicator of the Company’s financial performance and believes that it is useful to investors in evaluating operating performance because it excludes the effect of stock option compensation expenses. This allows the Company’s management and investors to compare the Company’s recurring core business operating results over multiple periods. The Company does not intend for Non GAAP net income to be considered in isolation or as a substitute for any GAAP measure. Non GAAP net income, as presented, may not be comparable to similarly titled measures of other companies.

Net income is the GAAP financial measure most directly comparable to Non GAAP net income. A reconciliation of Non GAAP net income to net income is included after the Non GAAP Statement of Operations attached to this press release.

Conference Call
TIS management will host a conference call today, February 14, 2007, at 10:00am EST (07:00am Pacific Time, 03:00pm UK Time, 05:00pm Israel Time) to review the fourth quarter and full year 2006 financial results and other corporate events.

Dr. Ido Schechter, CEO, and Arie Rand, CFO, will be on-line to discuss these results and take part in a question and answer session.

The call can be accessed by dialing:
US Dial-in Number: 1 888 281 1167 UK Dial-in Number: 0 800 917 5108 ISRAEL Dial-in Number: 03 918 0610 INTERNATIONAL Dial-in Number: +972 3 918 0610

Participants are asked to call the number approximately 10 minutes before the conference call begins.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Top Image Systems’ website, at: www.topimagesystems.com

About Top Image Systems
Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS’s eFLOW Unified Content Platform is a common platform for the company’s solutions. TIS markets its platform in more than 30 countries through a multi-tier network of distributors, system integrators, value added resellers as well as strategic partners. Visit the company’s website www.topimagesystems.com for more information.

Caution Concerning Forward-Looking Statements
Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “project”, “expect”, “plan”, “intend”, “may”, “should”, “will” and similar words or expressions identify some, but not all, of these statements. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market (where in general the fourth quarter is the strongest and the first quarter is the weakest), the Company’s ability to successfully integrate TIS Japan, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company’s most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:	External Investor Relations Contact:
Adi Bar-Lev	Ehud Helft & Kenny Green
Investor and Public Relations Manager	GK Investor Relations
Top Image Systems Ltd.	1 866 704 6710
+972 545 330537	ehud@gkir.com / kenny@gkir.com
adi@TopImageSystems.com

FINANCIAL TABLES FOLLOW

Top Image Systems Ltd.
Non-GAAP Statements of Operations for the period of

	Three months ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
	In thousands US$, except per share data

Revenues
Product sales	3,455	3,128	12,144	9,888
Service revenues	2,048	1,582	8,080	6,932

Total revenues	5,503	4,710	20,224	16,820

Cost of revenues (*)
Product costs	737	661	2,391	2,225
Service costs	1,275	1,209	5,203	4,538

Total cost of revenues	2,012	1,870	7,594	6,763

Gross profit	3,491	2,840	12,630	10,057

Expenses

Research and development costs	443	367	1,738	1,312
Selling and marketing	1,785	1,357	6,615	5,396
General and administrative	1,038	870	3,513	3,426
Liquidated damages related to PIPE	-	-	-	164

	3,266	2,594	11,866	10,298

Operating profit (loss)	225	246	764	(241)

Financing income (expenses), net	84	(20)	325	(146)

Income (loss) before taxes on income	309	226	1,089	(387)

Taxes on Income	(25)	(30)	(45)	(30)

Net income (loss) for the period	284	196	1,044	(417)

Basic net income (loss) per share	0.032	0.022	0.118	(0.047)

Weighted average number of shares used in computation
of basic net income (loss) per share	8,836,976	8,777,366	8,819,857	8,949,167

Diluted net income (loss) per share	0.031	0.022	0.116	(0.047)

Weighted average number of shares used in computation
of diluted net income (loss) per share	9,167,962	8,861,734	9,032,354	8,764,222

(*) Certain costs were re-classified for prior periods

A reconciliation of Non GAAP net income to net income is as follows (in thousands):

	Three Months Ended
	December 31, 2006	December 31, 2005

Net Income	160	152
Stock option compensation expenses	124	44
Non GAAP Net Income	284	196

	Year Ended
	December 31, 2006	December 31, 2005

Net Income (loss)	801	(461)
Stock option compensation expenses	243	44
Non GAAP Net Income (loss)	1,044	(417)

Top Image Systems Ltd.
Statements of Operations for the period of

	Three months ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
	In thousands US$, except per share data

Revenues
Product sales	3,455	3,128	12,144	9,888
Service revenues	2,048	1,582	8,080	6,932

Total revenues	5,503	4,710	20,224	16,820

Cost of revenues (*)
Product costs	737	661	2,391	2,225
Service costs	1,305	1,209	5,257	4,538

Total cost of revenues	2,042	1,870	7,648	6,763

Gross profit	3,461	2,840	12,576	10,057

Expenses

Research and development costs	473	368	1,792	1,312
Selling and marketing	1,830	1,356	6,695	5,396
General and administrative	1,057	914	3,568	3,470
Liquidated damages related to PIPE	-	-	-	164

	3,360	2,638	12,055	10,342

Operating profit (loss)	101	202	521	(285)

Financing income (expenses), net	84	(20)	325	(146)

Income (loss) before taxes on income	185	182	846	(431)

Taxes on Income	(25)	(30)	(45)	(30)

Net income (loss) for the period	160	152	801	(461)

Basic net income (loss) per share	0.018	0.017	0.091	(0.053)

Weighted average number of shares used in computation
of basic net income (loss) per share	8,836,976	8,777,366	8,819,857	8,764,222

Diluted net income (loss) per share	0.017	0.017	0.089	(0.053)

Weighted average number of shares used in computation
of diluted net income (loss) per share	9,167,962	8,861,734	9,032,354	8,764,222

(*)Certain costs were re-classified for prior periods

Top Image Systems Ltd.
Consolidated Balance Sheet as at

	December 31,
	2006	2005
	In thousands US$

Assets

Current assets:
Cash and cash equivalents	6,195	8,200
Deposits	3,000	-
Marketable securities	12,597	1,805
Trade receivables, net	7,642	6,802
Other current assets	1,120	622

Total current assets	30,554	17,429

Severance funds pay	717	654

Property and equipment

Cost	2,531	2,358
Less / accumulated depreciation	(1,943)	(1,781)

Net property and equipment	588	577

Goodwill	465	465

Net intangible assets	800	1,100

Other long-term assets, net	1,171	135

Total assets	34,295	20,360

Liabilities and Shareholders' Equity

Current liabilities:
Short-term bank loans	339	2,179
Trade payables	397	900
Accrued liabilities and other payables	2,966	2,213

Total current liabilities	3,702	5,292

Long-term liabilities:
Convertible debenture	14,197
Liability for severance pay, net	1,016	850

Total long-term liabilities	15,213	850

Total liabilities	18,915	6,142

Shareholders' equity
Share capital - Ordinary share of NIS 0.04 par value	98	97
Surplus capital	29,921	29,561
Accumulated deficit	(14,639)	(15,440)

Total shareholders' equity	15,380	14,218

Total liabilities and shareholders' equity	34,295	20,360